                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999

Registration numbers 33-9495, 33-56218 and 33-59125

         A.  Full title of the plan:

         THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN


         The following audited financial statements with independent auditors' report thereon are enclosed with this report:

         1. Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998.

         2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1999.


EXHIBIT



         23.2     Independent Auditor's Consent


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN




                                                 By ROBERT E. DICENSO
                                                   Robert E. DiCenso

Date: June 21, 2000

[KPMG LOGO]


                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                           December 31, 1999 and 1998


                                TABLE OF CONTENTS



                                                                      PAGE(S)

Independent Auditors' Report                                             1


Statements of Net Assets Available for Plan Benefits                     2


Statements of Changes in Net Assets Available for Plan Benefits          3


Notes to Financial Statements                                          4-17


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Savings Plan Trust.

[KPMG LOGO]

          99 High Street                               Telephone 617 988 1000
          Boston, MA 02110-2371                        Fax 617 988 0800





                          INDEPENDENT AUDITORS' REPORT


The Savings Plan Committee
The Gillette Company:


We have audited the statements of net assets available for plan benefits of The Gillette Company Employees' Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees' Savings Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.



/s/ KPMG LLP

Boston, Massachusetts
June 9, 2000

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                               1999             1998
                                           --------------   -------------

Assets:
    Investment in the Savings Plan Trust   $2,306,247,973   2,331,576,711
                                           --------------   -------------

Net assets available for plan benefits     $2,306,247,973   2,331,576,711
                                           ==============   =============


See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1999 and 1998



                                                                           1999               1998
                                                                     ---------------    --------------

Additions to net assets attributed to:
    Net investment income from the Savings Plan Trust                $    20,937,242        33,550,314

    Contributions:
       Employee contributions                                             67,265,001        49,713,107
       Employer contributions                                             25,597,107        18,585,652
       Transfer of assets from Duracell Inc. Thrift Plan                      54,496       235,469,789
       Rollover contributions from Duracell Inc. Cash Balance Plan        84,824,211                --
                                                                     ---------------    --------------

          Total additions                                                198,678,057       337,318,862
                                                                     ---------------    --------------

Deductions from net assets attributed to:
    Benefit payments                                                    (223,506,200)     (168,706,201)
    Forfeitures                                                             (500,595)         (171,463)
                                                                     ---------------    --------------

          Total deductions                                              (224,006,795)     (168,877,664)
                                                                     ---------------    --------------

          Net (decrease) increase in assets                              (25,328,738)      168,441,198

Net assets available for plan benefits:
    Beginning of year                                                  2,331,576,711     2,163,135,513
                                                                     ---------------    --------------

    End of year                                                      $ 2,306,247,973     2,331,576,711
                                                                     ===============    ==============


See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




(1)    DESCRIPTION OF THE PLAN

       The Gillette Company Employees' Savings Plan (the "Plan") is sponsored by The Gillette Company (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Regular employees of the Company and its participating subsidiaries are eligible to join the Plan on date of hire.

       (b)    PARTICIPANT CONTRIBUTIONS

              Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings, and from 1% to 5% of their compensation as unmatched savings. All contributions must be in even 1% increments.

              All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $10,000 for both 1999 and 1998.

       (c)    EMPLOYER CONTRIBUTIONS

              For all employee contributions designated as matched savings, the Company will contribute $.50 for every $1 contributed by the employee. All matching contributions provided by the Company are invested in the Gillette Company Stock Fund.

       (d)    VESTING

              Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of five years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or layoff for lack of work when it is not probable that the participant will be recalled to work within one year of the layoff.

       (e)    PARTICIPANTS' ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the Plan's investment fund offerings ("Funds"). A participant may direct employee contributions in any of the following Funds:

                    GILLETTE COMPANY STOCK FUND
                    Invests primarily in shares of The Gillette Company common stock.

                    FIXED INCOME FUND
                    Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


                    FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

                    FIDELITY MAGELLAN FUND
                    Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

                    FIDELITY U.S. EQUITY INDEX PORTFOLIO
                    Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

                    FIDELITY GROWTH COMPANY FUND
                    Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

                    FIDELITY EMERGING MARKETS FUND
                    Seeks capital appreciation from emerging markets around the world.

                    FIDELITY DIVERSIFIED INTERNATIONAL FUND
                    Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

                    FIDELITY GROWTH & INCOME FUND
                    Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

                    INVESCO TOTAL RETURN FUND
                    Seeks to provide high total return through capital growth and current income by investing in stocks and in fixed and variable income securities.

                    FIDELITY U.S. BOND INDEX FUND
                    Invests in investment grade (medium to high quality) or above with maturities of at least one year.

              Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(f)    PARTICIPANT LOANS

              The maximum loan available to each participant is the lesser of
              (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

(g)    PLAN EARNINGS

              As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

              With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants' accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date. On the dividend payment date, the trustee also makes all necessary adjustments to each participant account to reflect any differences between the value of such Company stock credited to participants' accounts and the actual purchase and sales price of such shares, along with any interest or other income earned by the Fund since the preceding dividend payment date. Such adjustments are included in the dividend credited to participants' accounts.

(h)    BENEFIT PAYMENTS

              Upon termination of employment, the participant or surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $5,000 at such time, they may elect to defer payment or receive periodic installments. If the termination of employment is due to retirement, total and permanent disability or death, a participant (or surviving spouse) may also elect to have the proceeds of the distribution used to purchase an annuity contract for their benefit.

              Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (i)    FORFEITURES

              Forfeitures by Plan participants are used to reduce Company contributions.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

              The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

       (b)    INVESTMENTS

              Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the Savings Plan Trust.

              Investments of the trust are stated at fair value except for guaranteed and synthetic investment contracts which are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1999 and 1998 is 6.11% and 6.40%, respectively, and the crediting interest rate as of December 31, 1999 and 1998 is 5.87% and 6.19% respectively, for these investment contracts. Shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. The fair value for all other investments is determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

              Security transactions received prior to 4:00 pm Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(3)    FUNDING POLICY

       The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.


(4)    PLAN TERMINATION

       The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of their account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the Board of Directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                             RETIREMENT    FIDELITY
                                                 GILLETTE                                   GOVERNMENT       U.S.       FIDELITY
                                                 COMPANY           FIXED        MONEY        FIDELITY      EQUITY        GROWTH
                                                  STOCK           INCOME        MARKET       MAGELLAN       INDEX        COMPANY
                                                   FUND            FUND        PORTFOLIO       FUND       PORTFOLIO        FUND
                                              ---------------  ------------  ------------  ------------  ------------  ------------
Additions to net assets attributed to:
      Net investment income (loss) from the
         Savings Plan Trust                   $  (143,288,096)   24,027,624  $  3,713,730    29,898,295    40,215,623    51,890,242
      Contributions:
         Employee contributions                    29,165,918     5,338,907       762,188     9,613,038     7,596,776     5,747,037
         Employer contributions                    25,597,107            --            --            --            --            --
         Transfer of assets from Duracell Inc.
          Thrift Plan                                      --            --        54,496            --            --            --
         Rollover contributions from Duracell
          Inc. Cash Balance Plan                           --            --    84,824,211            --            --            --
                                              ---------------  ------------  ------------  ------------  ------------  ------------

            Total additions                       (88,525,071)   29,366,531    89,354,625    39,511,333    47,812,399    57,637,279
                                              ---------------  ------------  ------------  ------------  ------------  ------------

Deductions from net assets attributed to:
      Benefit payments                           (107,605,274)  (61,357,580)  (10,289,259)   (7,341,001)  (15,154,669)   (5,318,605)
      Forfeitures                                    (302,364)     (154,711)         (165)      (19,098)      (10,577)       (1,338)
                                              ---------------  ------------  ------------  ------------  ------------  ------------

            Total deductions                     (107,907,638)  (61,512,291)  (10,289,424)   (7,360,099)  (15,165,246)   (5,319,943)
                                              ---------------  ------------  ------------  ------------  ------------  ------------

Net increase (decrease) prior to interfund
 transfers                                       (196,432,709)  (32,145,760)   79,065,201    32,151,234    32,647,153    52,317,336

Net interfund transfers in (out):
      Loans issued                                 (8,727,850)   (1,967,085)   (8,669,403)   (1,949,443)   (1,686,903)     (782,145)
      Loans repaid                                  9,620,534     1,750,187       720,791     1,898,644     1,324,393       817,394
      Other transfers                             (91,511,562)   42,897,531   (23,451,088)   26,808,641     9,872,620    31,057,181
                                              ---------------  ------------  ------------  ------------  ------------  ------------
                                                  (90,618,878)   42,680,633   (31,399,700)   26,757,842     9,510,110    31,092,430
                                              ---------------  ------------  ------------  ------------  ------------  ------------

            Net increase (decrease)              (287,051,587)   10,534,873    47,665,501    58,909,076    42,157,263    83,409,766

Net assets available for plan benefits:
      Beginning of year                         1,419,216,545   382,827,956    19,991,602   103,719,190   185,762,333    47,132,904
                                              ---------------  ------------  ------------  ------------  ------------  ------------

      End of year                             $ 1,132,164,958   393,362,829    67,657,103   162,628,266   227,919,596   130,542,670
                                              ===============  ============  ============  ============  ============  ============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1999, CONTINUED:



                                                                       FIDELITY      FIDELITY       FIDELITY       INVESCO
                                                                       EMERGING     DIVERSIFIED     GROWTH &       TOTAL
                                                                       MARKETS     INTERNATIONAL     INCOME        RETURN
                                                                         FUND          FUND           FUND          FUND
                                                                     -----------   -------------   -----------   -----------

Additions to net assets attributed to:
      Net investment income (loss) from the Savings
        Plan Trust                                                   $ 1,398,410     9,459,381     4,272,328      (449,779)
      Contributions:
        Employee contributions                                           426,314     1,105,750     3,799,607     2,761,320
        Employer contributions                                                --            --            --            --
        Transfer of assets from Duracell Inc. Thrift Plan                     --            --            --            --
        Rollover contributions from Duracell Inc. Cash Balance Plan           --            --            --            --
                                                                     -----------   -----------   -----------   -----------

           Total additions                                             1,824,724    10,565,131     8,071,935     2,311,541
                                                                     -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
      Benefit payments                                                   (56,576)   (1,092,395)   (5,460,278)   (4,392,101)
      Forfeitures                                                             --        (4,187)         (994)       (7,076)
                                                                     -----------   -----------   -----------   -----------

           Total deductions                                              (56,576)   (1,096,582)   (5,461,272)   (4,399,177)
                                                                     -----------   -----------   -----------   -----------

Net increase (decrease) prior to interfund transfers                   1,768,148     9,468,549     2,610,663    (2,087,636)

Net interfund transfers in (out):
      Loans issued                                                       (21,882)     (114,162)     (281,237)     (499,025)
      Loans repaid                                                        41,704       107,921       464,021       463,590
      Other transfers                                                  1,908,156     3,326,348     5,571,905    (8,116,935)
                                                                     -----------   -----------   -----------   -----------
                                                                       1,927,978     3,320,107     5,754,689    (8,152,370)
                                                                     -----------   -----------   -----------   -----------

           Net increase (decrease)                                     3,696,126    12,788,656     8,365,352   (10,240,006)

Net assets available for plan benefits:
      Beginning of year                                                  866,074    17,018,056    35,729,934    68,151,982
                                                                     -----------   -----------   -----------   -----------

      End of year                                                    $ 4,562,200    29,806,712    44,095,286    57,911,976
                                                                     ===========   ===========   ===========   ===========


                                                                      FIDELITY
                                                                     U. S. BOND  PARTICIPANT
                                                                       INDEX        LOAN
                                                                        FUND        FUND           TOTAL
                                                                     ---------   -----------   --------------
Additions to net assets attributed to:
      Net investment income (loss) from the Savings
        Plan Trust                                                    (200,516)           --       20,937,242
      Contributions:
        Employee contributions                                         948,146            --       67,265,001
        Employer contributions                                              --            --       25,597,107
        Transfer of assets from Duracell Inc. Thrift Plan                   --            --           54,496
        Rollover contributions from Duracell Inc. Cash Balance Plan         --            --       84,824,211
                                                                     ---------   -----------   --------------

           Total additions                                             747,630            --      198,678,057
                                                                     ---------   -----------   --------------

Deductions from net assets attributed to:
      Benefit payments                                               3,245,900)   (2,192,562)    (223,506,200)
      Forfeitures                                                          (85)           --         (500,595)
                                                                     ---------   -----------   --------------

           Total deductions                                          3,245,985)   (2,192,562)    (224,006,795)
                                                                     ---------   -----------   --------------

Net increase (decrease) prior to interfund transfers                 2,498,355)   (2,192,562)     (25,328,738)

Net interfund transfers in (out):
      Loans issued                                                    (114,555)   24,813,690               --
      Loans repaid                                                     139,353   (17,348,532)              --
      Other transfers                                                1,637,203            --               --
                                                                     ---------   -----------   --------------
                                                                     1,662,001     7,465,158               --
                                                                     ---------   -----------   --------------

           Net increase (decrease)                                    (836,354)    5,272,596      (25,328,738)

Net assets available for plan benefits:
      Beginning of year                                              7,733,532    33,426,603    2,331,576,711
                                                                     ---------   -----------   --------------

      End of year                                                    6,897,178    38,699,199    2,306,247,973
                                                                     =========   ===========   ==============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                              FIDELITY
                                                                              RETIREMENT                 FIDELITY
                                                 GILLETTE                     GOVERNMENT                   U.S.        FIDELITY
                                                 COMPANY          FIXED         MONEY       FIDELITY      EQUITY        GROWTH
                                                  STOCK           INCOME       MARKET       MAGELLAN      INDEX         COMPANY
                                                   FUND            FUND       PORTFOLIO       FUND       PORTFOLIO       FUND
                                              ---------------  ------------  -----------  ------------  ------------  -----------

Additions to net assets attributed to:
      Net investment income (loss) from the
         Savings Plan Trust                   $   (51,898,771)   20,681,897      914,554    15,699,499    25,972,224   10,563,466
      Contributions:
         Employee contributions                    29,401,274     3,648,815      525,388     4,465,169     3,133,989    3,854,165
         Employer contributions                    18,585,652            --           --            --            --           --
         Transfer of assets from Duracell
          Inc. Thrift Plan                         34,167,806    40,444,609      834,060    37,965,425    67,858,802           --
                                              ---------------  ------------  -----------  ------------  ------------  -----------

            Total additions                        30,255,961    64,775,321    2,274,002    58,130,093    96,965,015   14,417,631
                                              ---------------  ------------  -----------  ------------  ------------  -----------

Deductions from net assets attributed to:
      Benefit payments                            (88,497,123)  (52,366,984)  (5,889,927)   (3,911,054)   (6,217,745)  (3,853,017)
      Forfeitures                                    (171,463)           --           --            --            --
                                              ---------------  ------------  -----------  ------------  ------------  -----------

            Total deductions                      (88,668,586)  (52,366,984)  (5,889,927)   (3,911,054)   (6,217,745)  (3,853,017)
                                              ---------------  ------------  -----------  ------------  ------------  -----------

Net increase (decrease) prior to interfund
 transfers                                        (58,412,625)   12,408,337   (3,615,925)   54,219,039    90,747,270   10,564,614

Net interfund transfers in (out):
      Loans issued                                 (9,504,386)   (1,990,504)    (137,092)   (1,061,351)     (684,864)    (607,246)
      Loans repaid                                 10,015,645     1,396,543      159,538     1,178,208       482,671      620,192
      Other transfers                             (72,543,682)   36,752,749   13,316,911     3,482,295     5,880,572   (4,821,617)
                                              ---------------  ------------  -----------  ------------  ------------  -----------
                                                  (72,032,423)   36,158,788   13,339,357     3,599,152     5,678,379   (4,808,671)
                                              ---------------  ------------  -----------  ------------  ------------  -----------

            Net increase (decrease)              (130,445,048)   48,567,125    9,723,432    57,818,191    96,425,649    5,755,943

Net assets available for plan benefits:
      Beginning of year                         1,549,661,593   334,260,831   10,268,170    45,900,999    89,336,684   41,376,961
                                              ---------------  ------------  -----------  ------------  ------------  -----------

      End of year                             $ 1,419,216,545   382,827,956   19,991,602   103,719,190   185,762,333   47,132,904
                                              ===============  ============  ===========  ============  ============  ===========

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(5) CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998, CONTINUED:



                                                            FIDELITY     FIDELITY     FIDELITY     INVESCO     FIDELITY
                                                            EMERGING    DIVERSIFIED   GROWTH &     TOTAL       U.S. BOND
                                                            MARKETS    INTERNATION-   INCOME      RETURN       INDEX
                                                              FUND       AL FUND        FUND        FUND         FUND
                                                          ------------ ------------ -----------  -----------  -----------

Additions to net assets attributed to:
      Net investment income (loss) from the Savings
        Plan Trust                                        $  (741,864)     744,282    6,924,933    3,446,953    1,243,141
      Contributions:
        Employee contributions                                226,121      530,680    1,615,262    1,677,795      634,449
        Employer contributions                                     --           --           --           --           --
        Transfer of assets from Duracell Inc. Thrift Plan          --   10,091,698           --   37,828,701           --
                                                          -----------  -----------  -----------  -----------  -----------

           Total additions                                   (515,743)  11,366,660    8,540,195   42,953,449    1,877,590
                                                          -----------  -----------  -----------  -----------  -----------

Deductions from net assets attributed to:
      Benefit payments                                       (185,042)    (836,860)  (2,105,375)  (2,069,119)  (1,005,585)
      Forfeitures                                                  --           --           --           --           --
                                                          -----------  -----------  -----------  -----------  -----------

           Total deductions                                  (185,042)    (836,860)  (2,105,375)  (2,069,119)  (1,005,585)
                                                          -----------  -----------  -----------  -----------  -----------

Net increase (decrease) prior to interfund transfers         (700,785)  10,529,800    6,434,820   40,884,330      872,005

Net interfund transfers in (out):
      Loans issued                                            (26,935)     (32,564)    (205,227)    (321,191)    (125,413)
      Loans repaid                                             16,265       56,993      231,198      367,076      161,835
      Other transfers                                         361,832      231,166    8,146,126    3,096,523    6,097,125
                                                          -----------  -----------  -----------  -----------  -----------
                                                              351,162      255,595    8,172,097    3,142,408    6,133,547
                                                          -----------  -----------  -----------  -----------  -----------

           Net increase (decrease)                           (349,623)  10,785,395   14,606,917   44,026,738    7,005,552

Net assets available for plan benefits:
      Beginning of year                                     1,215,697    6,232,661   21,123,017   24,125,244   10,727,980
                                                          -----------  -----------  -----------  -----------  -----------

      End of year                                         $   866,074   17,018,056   35,729,934   68,151,982   17,733,532
                                                          ===========  ===========  ===========  ===========  ===========



                                                          PARTICIPANT
                                                              LOAN
                                                              FUND          TOTAL
                                                          -----------  --------------

Additions to net assets attributed to:
      Net investment income (loss) from the Savings
        Plan Trust                                                 --      33,550,314
      Contributions:
        Employee contributions                                     --      49,713,107
        Employer contributions                                     --      18,585,652
        Transfer of assets from Duracell Inc. Thrift Plan   6,278,688     235,469,789
                                                          -----------  --------------

           Total additions                                  6,278,688     337,318,862
                                                          -----------  --------------

Deductions from net assets attributed to:
      Benefit payments                                     (1,768,370)   (168,706,201)
      Forfeitures                                                  --        (171,463)
                                                          -----------  --------------

           Total deductions                                (1,768,370)   (168,877,664)
                                                          -----------  --------------

Net increase (decrease) prior to interfund transfers        4,510,318     168,441,198

Net interfund transfers in (out):
      Loans issued                                         14,696,773              --
      Loans repaid                                        (14,686,164)             --
      Other transfers                                              --              --
                                                          -----------  --------------
                                                               10,609              --
                                                          -----------  --------------

           Net increase (decrease)                          4,520,927     168,441,198

Net assets available for plan benefits:
      Beginning of year                                    28,905,676   2,163,135,513
                                                          -----------  --------------

      End of year                                          33,426,603   2,331,576,711
                                                          ===========  ==============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(6)    INVESTMENTS

Investments of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. The plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The Gillette Company Savings Plan for Arrow Park Employees. Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the trust. The net assets of the Savings Plan Trust at December 31, 1999 and 1998 are as follows:

                                                        1999           1998
                                                   --------------  -------------

Investments, at fair value:
    Marketable securities:
        Gillette common stock                      $1,134,382,567  1,421,628,142

    Registered investment companies:
        Fidelity Short-term Investment Fund            20,704,765     54,284,783
        Fidelity Retirement Government Money
           Market Portfolio                            67,770,621     22,247,679
        Fidelity Magellan Fund                        164,098,622    104,133,549
        Fidelity U.S. Equity Index Portfolio          231,880,545    188,119,328
        Fidelity Growth Company Fund                  131,816,480     47,723,974
        Fidelity Emerging Markets Fund                  4,619,928        869,866
        Fidelity Diversified International Fund        29,877,051     16,836,592
        Fidelity Growth & Income Fund                  44,456,629     35,977,890
        INVESCO Total Return Fund                      58,825,435     66,763,014
        Fidelity U.S. Bond Index Fund                  16,933,455     17,783,501
    Investment contracts                              375,192,973    330,165,797
    Participant loans                                  38,812,846     33,652,383
                                                   --------------  -------------

                Total investments                   2,319,371,917  2,340,186,498

Receivable from Duracell Inc. Thrift Plan                      --      2,890,395
                                                   --------------  -------------

                Total investments and net assets   $2,319,371,917  2,343,076,893
                                                   ==============  =============

Assets allocated to The Gillette Company
    Savings Plan for Arrow Park Employees          $   13,123,944     11,500,182

Assets allocated to The Gillette Company
    Employees' Savings Plan                        $2,306,247,973  2,331,576,711
                                                   ==============  =============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 1999 and 1998 are as follows:

                                                          1999             1998
                                                    ---------------   --------------

Employee contributions                              $    67,891,415       50,400,338
Employer contributions                                   25,769,417       18,776,685
Investment income:
     Net appreciation (depreciation) on fair
       value of investments:
           Gillette common stock                       (158,603,983)     (68,234,619)
           Fidelity Magellan Fund                        16,508,578       12,773,190
           Fidelity U.S. Equity Index Portfolio          36,657,461       24,256,268
           Fidelity Growth Company Fund                  43,484,555        7,200,486
           Fidelity Emerging Markets Fund                 1,407,735         (745,082)
           Fidelity Diversified International Fund        8,414,228          476,479
           Fidelity Growth & Income Fund                    949,119        5,136,757
           INVESCO Total Return Fund                     (4,527,802)       1,974,014
           Fidelity U.S. Bond Index Fund                 (1,570,500)         294,579

     Dividends                                           52,546,774       28,572,861
     Interest                                            27,122,389       23,120,340
                                                    ---------------   --------------
                  Net investment income                  22,388,554       34,825,273

Transferred from Duracell Inc. Thrift Plan                   54,496      235,469,789
Rollover contributions from Duracell Inc.
     Cash Balance Plan                                   84,824,211               --
                                                    ---------------   --------------

                  Total additions                       200,928,093      339,472,085
                                                    ---------------   --------------

Benefit payments                                        224,119,714      168,845,644
Forfeitures                                                 513,355          175,579
                                                    ---------------   --------------
                  Total deductions                      224,633,069      169,021,223
                                                    ---------------   --------------

                  Net (decrease) increase               (23,704,976)     170,450,862

Net assets:
     Beginning of year                                2,343,076,893    2,172,626,031
                                                    ---------------   --------------

     End of year                                    $ 2,319,371,917    2,343,076,893
                                                    ===============   ==============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(7)    UNIT VALUATION

       Participants' accounts are maintained on a "unit value" basis. The total units used in valuing participants' accounts and the per unit values at December 31, 1998 and the four quarters ended December 31, 1999 are as follows:


                                                                                         FIDELITY RETIREMENT
                                    GILLETTE COMPANY                                      GOVERNMENT MONEY
                                       STOCK FUND              FIXED INCOME FUND          MARKET PORTFOLIO
                               -------------------------    -----------------------      -------------------
                                  UNITS           VALUE        UNITS          VALUE         UNITS     VALUE
                               ----------         ------    -----------       -----      ----------   -----
       December 31, 1998       29,682,960         $47.81    382,827,956       $1.00      19,991,602   $1.00
       March 31, 1999          28,072,692          59.43    416,890,487        1.00      87,404,421    1.00
       June 30, 1999           27,381,004          41.00    412,762,041        1.00      75,418,547    1.00
       September 30, 1999      27,262,981          33.93    394,290,602        1.00      70,532,166    1.00
       December 31, 1999       27,488,072          41.19    393,362,829        1.00      67,657,103    1.00


                                        FIDELITY                  FIDELITY U.S.            FIDELITY GROWTH
                                      MAGELLAN FUND          EQUITY INDEX PORTFOLIO          COMPANY FUND
                               -------------------------    ------------------------     -------------------
                                  UNITS           VALUE        UNITS          VALUE         UNITS     VALUE
                               ----------        -------    -----------       ------     ----------   ------
       December 31, 1998          858,460        $120.82     4,225,713        $43.96        923,812   $51.02
       March 31, 1999             990,635         129.75     4,565,614         45.95        994,543    55.15
       June 30, 1999            1,143,595         129.77     4,604,781         48.86      1,203,995    60.42
       September 30, 1999       1,165,550         122.02     4,515,537         45.66      1,297,620    62.83
       December 31, 1999        1,190,282         136.63     4,375,496         52.09      1,548,549    84.30


                                   FIDELITY EMERGING          FIDELITY DIVERSIFIED         FIDELITY GROWTH &
                                     MARKETS FUND             INTERNATIONAL FUND             INCOME FUND
                               -------------------------    ------------------------     -------------------
                                  UNITS           VALUE        UNITS          VALUE         UNITS     VALUE
                               ----------        -------    -----------       ------     ----------   ------
       December 31, 1998         122,847         $ 7.05        960,387        $17.72        779,449   $45.84
       March 31, 1999            150,688           7.71      1,000,657         18.20        898,116    46.64
       June 30, 1999             381,614           9.78        982,727         19.43      1,009,256    48.74
       September 30, 1999        353,144           9.01      1,013,056         20.47      1,042,580    43.11
       December 31, 1999         379,551          12.02      1,163,416         25.62        935,015    47.16


                                      INVESCO TOTAL            FIDELITY U.S. BOND
                                       RETURN FUND                 INDEX FUND
                               -------------------------    ------------------------
                                  UNITS           VALUE        UNITS          VALUE
                               ----------        -------    -----------       ------
       December 31, 1998        2,173,214        $31.36      1,609,213        $11.02
       March 31, 1999           2,210,065         30.68      2,044,302         10.81
       June 30, 1999            2,058,266         33.02      1,973,795         10.48
       September 30, 1999       1,984,377         30.06      1,709,491         10.38
       December 31, 1999        1,999,723         28.96      1,658,212         10.19

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(8)    PARTICIPATION BY FUND

       The total number of plan participants in each of the investment funds on December 31, 1999 and 1998 are as follows:

                                                                                          1999         1998
                                                                                         ------       ------
         Gillette Company Stock Fund                                                     14,121       12,148
         Fixed Income Fund                                                                6,449        6,415
         Fidelity Retirement Government Money Market Portfolio                            3,404          644
         Fidelity Magellan Fund                                                           7,112        5,643
         Fidelity U.S. Equity Index Portfolio                                             6,713        6,163
         Fidelity Growth Company Fund                                                     4,257        2,471
         Fidelity Emerging Markets Fund                                                     628          250
         Fidelity Diversified International Fund                                          2,275        1,932
         Fidelity Growth & Income Fund                                                    2,718        1,001
         INVESCO Total Return Fund                                                        3,916        3,879
         Fidelity U.S. Bond Index Fund                                                    1,189          837

       The numbers shown above reflect the fact that participants may elect to invest in more than one fund.


(9)    ADMINISTRATIVE EXPENSES

       The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and the Gillette Company Stock Fund. Investment expenses associated with the Fidelity and INVESCO funds offered as investment options under the Plan are deducted from the assets of each of those funds.


(10)   INCOME TAXES

       A favorable tax determination letter was received from the Internal Revenue Service on July 19, 1994 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax advisor believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(11)   PLAN MERGER AND TERMINATION OF DURACELL INC. PLANS

       The Duracell Inc. Thrift Plan ("Duracell Plan") was merged into the Plan effective December 31, 1998. The financial statements reflect the plan merger as of December 31, 1998, the effective date of the transaction. On the effective date, $232,579,430 of the $235,469,789 of the net assets attributable to the participants of the Duracell Plan was transferred into the Plan. The remaining $2,890,395 of net assets from the Duracell Plan was transferred in January 1999 and was a receivable from the Duracell Plan at December 31, 1998. Subsequently, an additional $54,496 of net assets from the Duracell Plan was transferred in August 1999 to the Plan which was not reflected as a receivable from the Duracell Plan at December 31, 1998.

       Additionally, the Duracell Inc. Cash Balance Plan was terminated effective January 1, 1999. During the first quarter of 1999, rollover contributions of certain Duracell Inc. Cash Balance Plan participants totaling $84,824,211 were made to the Plan.


(12)   CASH ADVANCE TO THE PLAN TRUSTEE

       The Company has deposited with the Plan trustee a cash advance to provide liquidity to the Gillette Company Stock Fund in order to make distributions, loans and transfers from the Fund on a timely basis. Any interest earned on the balance is allocated to participant accounts within the Gillette Company Stock Fund. The outstanding balance of the cash advance to the trustee as of December 31, 1999 and 1998 was $1,500,000.